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                             November 16, 2023

       Wanjun Yao
       Chief Executive Officer
       Tungray Technologies Inc.
       #02-01, 31 Mandai Estate,
       Innovation Place Tower 4,
       Singapore 729933

                                                        Re: Tungray
Technologies Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed November 8,
2023
                                                            File No. 333-270434

       Dear Wanjun Yao:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

       Amendment No. 6 to Registration Statement on Form F-1

       Financial Statements
       Note 2. Summary of significant accounting policies
       Prepayments, page F-10

   1. We note your response to comment 3 and revised disclosures. We also note your policy for prepayments
discusses the aging of such balances and recording a provision for credit losses. Please tell us,
and clarify your disclosure, how a policy regarding aging,
                                                        allowances and credit
losses is applicable to prepaid expenses, in particular to prepaid inventory costs and
service fees. Also refer to the accounting guidance on which you relied for your policy.
 Wanjun Yao
FirstName LastNameWanjun
Tungray Technologies Inc. Yao
Comapany 16,
November  NameTungray
              2023      Technologies Inc.
November
Page 2    16, 2023 Page 2
FirstName LastName
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Anna Jinhua Wang